February 4, 2020

John A. Ferry
Chief Financial Officer
Williamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

       Re: Williamette Valley Vineyards Inc
           Registration Statement on Form S-3
           Filed January 24, 2020
           File No. 333-236080

Dear Mr. Ferry:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Marcus J. Williams